Exhibit 99.4

TrackPower Announces New Broadcast Strategy

New York, NY - Wednesday, August 9, 2000, 2:18 PM EDT - Inetcable.com to provide exclusive broadcast service -

TrackPower, Inc. (OTCBB: TPWR) announced today that it has signed a Letter of Intent with inetcable.com inc. ("Inetcable") whereby Inetcable will become the primary satellite services provider to Trackpower. Under the terms of the agreement Trackpower will become the exclusive interactive horse-wagering information and video service on Inetcable's satellite-to-internet broadcast service.

As of August, 2000, Inetcable will provide sufficient capacity to carry Trackpower's entire programming schedule from racetracks in the United States. Moreover, Inetcable or its affiliates will provide technical operations and management services to TrackPower, including all necessary compression, encoding, encrypting and related work necessary for uplinking Trackpower's programming for redistribution by broadband internet service providers.

In exchange for the aforementioned services, which will include free satellite transponder bandwidth for one year, Trackpower will issue Inetcable capital stock having a value of approximately U.S $750,000 to $1.0 million. In addition TrackPower will make an equity investment in Inetcable in the range of US $250,000 and $500,000. Upon formal closing of the transaction, exact financial considerations will be announced.

John G. Simmonds, Chairman and CEO of TrackPower, Inc. stated, "We are pleased to be working with Inetcable for a number of reasons. First and foremost, the service represents a better fit with our company in that Inetcable allows TrackPower to better provide racing fans and participants with a much more effective service incorporating more video and much more information. Second, the agreement with Inetcable significantly reduces our operating overhead, enhancing our ability to increase margins and cash flow over time." Simmonds added, "The ability to deliver full-card simulcasting on as many as 25 tracks simultaneously is the only possible way to satisfy the diverse and regional customer base that is at the core of TrackPower's growth strategy. Our singular goal is to strike agreements, like our newfound relationship with Inetcable, whereby TrackPower will continue to give horseracing fans -- what they want -- when they want it."

Ted Boyle, CEO of Intetcable stated: "Inetcable considers the relationship with Trackpower an important building block in executing its strategy of becoming the leading content aggregator and distribution network for cabletelevision-like-programming over the internet. Inetcable's advantage as an application service provider (ASP) that provides broadband cable or DSL high

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speed video and audio to the last-mile-user, allows the company to focus on a highly integral distribution niche that brings exciting vertical market content, such as horseracing, to consumers across the country. "

Inetcable is developing a satellite-to-internet, high speed broadcast network consisting of:

* Content aggregation
* Digital video compression and satellite uplink capabilities
* Worldwide satellite transponder capacity
* Downlink and video server retransmission points of presence
* Proprietary internet full motion video content portals.

Its services are made available to Internet Service Providers from its Panamsat Galaxy 10 satellite platform, which services all of North America and the Caribbean.

TrackPower, Inc. is currently preparing to launch an enhanced interactive video and information service for horseracing in conjunction with Inetcable.com, Inc. The company has an agreement allowing its new and existing customers to wager on horse races through Telebet(TM)/Dial-a-Bet(TM), a licensed telephone wagering service operated by Penn National Gaming, Inc.

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties.

Approved: J. Graham Simmonds
VP, TrackPower, Inc.
(905) 839-1430 ext. 352

Contact:  Thomas M. Ryan
Integrated Corporate Relations
(203) 222-9013